Exhibit 12


     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

         Computation of Ratio of Earnings to Fixed Charges

                                                      Millions of Dollars
                                                  ---------------------------
                                                   Six Months Ended June 30
                                                  1994                   1993
                                                  ---------------------------
                                                          (Unaudited)
Earnings Available for Fixed Charges:

  Income before income taxes and subsidiary
    stock transaction                             $369                    407

  Equity in undistributed earnings of
    less-than-fifty-percent-owned companies          1                      6

  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not deducted from pretax
    income*                                        185                    180
                                                  ---------------------------

                                                  $555                    593
                                                  ===========================

Fixed Charges:

  Interest and expense on indebtedness,
    excluding capitalized interest                $151                    141

  Capitalized interest                               5                      4

  Preferred dividend requirements of
    a subsidiary                                    31                     35

  One-third of rental expense, net of
    subleasing income, for operating leases         13                     17
                                                  ---------------------------

                                                  $200                    197
                                                  ===========================

Ratio of Earnings to Fixed Charges                 2.8                    3.0

- --------------------
*Includes amortization of capitalized interest totaling approximately
 $5 million in 1994 and $6 million in 1993.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.